THE CHARLES SCHWAB CORPORATION

EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges and

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends and Other

(Dollar Amounts in Millions)

(Unaudited)

	Six Months
	Ended
	June 30, 2016	2015	2014	2013	2012	2011
Earnings before taxes on earnings	$1,375	$2,279	$2,115	$1,705	$1,450	$1,392
Fixed charges
Interest expense:
Bank deposits	16	29	30	31	42	62
Payables to brokerage clients	1	2	2	3	3	3
Short-term borrowings	2	-	-	-	-	-
Long-term debt	52	92	73	69	103	108
Other	9	9	(3)	2	2	2
Total	80	132	102	105	150	175
Interest portion of rental expense	43	77	71	69	68	62
Total fixed charges (A)	123	209	173	174	218	237
Earnings before taxes on earnings and fixed charges (B)	$1,498	$2,488	$2,288	$1,879	$1,668	$1,629

Ratio of earnings to fixed charges (B) ÷ (A) (1)	12.2	11.9	13.2	10.8	7.7	6.9

Ratio of earnings to fixed charges, excluding
bank deposits and payables to brokerage
clients interest expense (2)	14.0	13.8	16.0	13.2	9.4	9.1

Total fixed charges	$123	$209	$173	$174	$218	$237
Preferred stock dividends and other (3)	105	131	96	97	70	-
Total fixed charges and preferred stock dividends
and other (C)	$228	$340	$269	$271	$288	$237

Ratio of earnings to fixed charges and preferred
stock dividends and other (B) ÷ (C) (1)	6.6	7.3	8.5	6.9	5.8	6.9

Ratio of earnings to fixed charges and preferred stock
dividends and other, excluding bank deposits and
payables to brokerage clients interest expense (2)	7.0	8.0	9.5	7.8	6.7	9.1

(1)

The ratios of earnings to fixed charges and earnings to fixed charges and preferred stock dividends and other are calculated in accordance with SEC requirements. For such purposes, “earnings” consist of earnings before taxes on earnings and fixed charges. “Fixed charges” consist of interest expense as listed above, and one-third of property, equipment and software rental expense, which is estimated to be representative of the interest factor.

(2)

Because interest expense incurred in connection with both bank deposits and payables to brokerage clients is completely offset by interest revenue on related investments and loans, the Company considers such interest to be an operating expense. Accordingly, the ratio of earnings to fixed charges, excluding bank deposits and payables to brokerage clients interest expense, and the ratio of earnings to fixed charges and preferred stock dividends and other, excluding bank deposits and payables to brokerage clients interest expense, reflect the elimination of such interest expense as a fixed charge.

(3)

The preferred stock dividend and other amounts represent the pre-tax earnings that would be required to pay the dividends on outstanding preferred stock and undistributed earnings and dividends allocated to non-vested restricted stock units.